UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                       :
          In the Matter of             :    CERTIFICATE PURSUANT TO
                                       :            RULE 24
     ENTERGY LOUISIANA, INC.           :
                                       :
          File No. 70-9141             :
                                       :
 (Public Utility Holding Company       :
           Act of 1935)                :
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           This  is  to  certify, pursuant to Rule 24  under  the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Louisiana, Inc. ("Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated March 12, 1998.

           On March 30, 1999, the Company issued and sold, by competitive bid, to Salomon Smith Barney Inc. and Prudential Securities Incorporated, as underwriters, $75,000,000 in aggregate principal amount of the Company's First Mortgage Bonds, 5.80% Series due March 1, 2002 ("Bonds"), issued pursuant to the Fifty-third Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented.

          Attached hereto and incorporated by reference are:

          Exhibit A-2(b)    -    Execution  form  of  Fifty-third
                         Supplemental Indenture relating  to  the
                         Bonds.

          Exhibit B-1(b)   -    Letter  to prospective purchasers
                         relating to proposals for the purchase of Bonds.

          Exhibit B-2(b)   -    Execution  form  of  Underwriting
                         Agreement relating to the Bonds.

          Exhibit C-3(b)   -    Copy of the Prospectus being used
                         in connection with the sale of the Bonds
                         (previously filed in Registration No. 33-
                         50937   and   incorporated   herein   by
                         reference).

          Exhibit F-1(b)  -   Post-effective opinion of Denise C.
                         Redmann, Senior Counsel - Corporate  and
                         Securities of Entergy Services, Inc., counsel for the Company.

          Exhibit F-2(b)   -    Post-effective opinion of  Thelen
                         Reid  &  Priest  LLP,  counsel  for  the
                         Company.

           IN WITNESS WHEREOF, Entergy Louisiana, Inc. has caused this certificate to be executed this 9th day of April, 1999.


                                 ENTERGY LOUISIANA, INC.



                                 By:   /s/ Steven C. McNeal
                                         Steven C. McNeal
                                   Vice President and Treasurer